August 10, 2006

Mr. Jeffrey Shady

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

RE:	American Business Holdings, Inc.

Amendmet No. 1 to Registration Statement filed on Form SB-2

File No. 333-132429

Filed on July 3, 2006

Dear Mr. Shady:

We represent American Business Holdings, Inc. (the “Company”). We are in receipt of your letter dated July 20, 2006 regarding the above referenced filing and the following sets forth the Company’s responses thereto:

General

1.

Refer to comment 2. Please provide us with support for your statement that you are “a principal manufacturer of bags for packaging agricultural products in the Democratic Republic of Congo.” Further, include support for your statement you will see a 20 percent growth over the next several years.

ANSWER: This section of the registration statement has been revised to remove the word “principal” and demonstrate show that Tissakin is a manufacturer of bags for agricultural packaging in the Democratic Republic of Congo. In addition, this section of the registration statement has been revised to eliminate this statement of 20% growth.

2.	Please refer to your responses to our comment letter dated April 17, 2006. We note the statement in your last response that “the Company does not conduct business with Sudan.”

We also note the statement in the registration statement as filed on March 15, 2006, that “our products are being exported to the neighboring countries such as ... Sudan.” It is not clear to us whether the subsequent statement that you do not conduct business in Sudan refers only to direct sales by you, or means also that you have no indirect contacts with Sudan, including, but not limited to, sales by you to third parties who then resell your products into Sudan, or sales by you to third parties who then use your products to ship goods into Sudan. Please clarify.

If your products are sold into Sudan by third parties, are sold to third parties who then use your products to ship goods into Sudan, or otherwise are distributed into Sudan, please provide the information requested by our prior comments with respect to such sales and/or distribution. Include in your response a discussion of the material terms of any distribution agreements or other arrangements or understandings, formal or informal, pursuant to which your products are exported to Sudan.

ANSWER: The registration statement has been revised to disclose that the Company does not conduct any business with Sudan. The Company has no direct sales, or indirect sales or contacts, or through third parties, who may resell its products to Sudan. The Company is currently not exporting and all of its products are used by local companies.

Risk Factors. page 2

3.

We note that your financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, your independent auditor is registered with the PCAOB and the audit has been conducted in accordance with the standards of the PCAOB. In that regard, please clarify to us the nature of the inaccuracies that may be in your financial statements as a result of your auditor not being licensed in California.

ANSWER: The section of the registration statement has been revised to disclose that the Company does not feel that there will be inaccuracies as a result of the Company’s auditor not being licensed in California.

We must comply with numerous environmental, health and safety laws and regulations..., page 3

4.	We are unable to locate any revisions made pursuant to comment 14. Please revise or advise.

ANSWER: This section of the registration statement has been revised to state the Tissakin complies with all Congolese Government regulations concerning health and safety laws.

Our independent auditor, Gately and Associates is not licensed to practice in the State of California..., page 4

5.	Please revise to indicate whether a California company may use an independent auditor who is not licensed in the State of California. We note your statement that you “may need to retain another firm.”

ANSWER: The registration statement has been amended to reflect that a company whose principal place of US operations are located in the State of California may use an independent auditor who is not licensed in the State of California, however the auditor must register in the state. The Company's auditor is currently in the registration process.

There are risks associated with our operations in the Democratic Republic of Congo..., page 3

6.

We have reviewed your revisions in response to prior comment 12, and we re-issue the first part of the comment that asked for more specificity regarding the risks inherent in doing business in the DRC. For example, your disclosure refers to uncertainties that are present “in any of the countries in which [you] could operate.”

ANSWER:           This section of the registration statement has been revised to state the specific risks associated with doing business in the DRC such as political instability, civil war, nationalizations, assassinations, and pandemics.

Future sales by our stockholders may negatively affect our stock price..., page 5

7.	We note your response to comment 22. Please indicate, if true, that all remaining shares will be eligible to be resold pursuant to Rule 144 subject to the volume and manner of sale limitations.

ANSWER:           The registration statement has been amended to disclose that all remaining shares will be eligible to be resold pursuant to Rule 144 subject to the volume and manner of sale limitations.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities, page 12

8.	Refer to comment 31. We are unable to locate disclosure describing the indemnification provisions for your directors and officers as provided by your Bylaws. Please revise or advise.

ANSWER:           Reference to indemnification provisions in the Company’s bylaws has been removed from this registration statement.

Description of Business, page 12

9.

We note your disclosure in the “Risk Factors” section that indicates that you do not operate under long-term supply contracts with any of your customers. Please revise the “Business” section to discuss the nature of the contracts you have with suppliers, including whether the contracts have a stated duration or are terminable at will and whether there are any material termination clauses.

ANSWER:          This section of the registration statement has been revised to reflect the nature of the Company’s contracts.

Significant Clients, page 13

10.

Please revise your disclosure regarding the percentage of your aggregate sales that come from each of your material customers so that it is consistent with your disclosure on page 3. We note, for example, that on page 3 you list Sucriere as a 15 percent customer, while your disclosure on page 13 lists it as a 30 percent customer.

ANSWER:	The registration statement has been revised to clarify the inconsistency.

Management Discussion and Analysis, page 13

11.

Please provide additional disclosure regarding the fact that, in order to meet the demand for your products, you have imported a substantial number of bags that were then sold to your customers. In connection with this, for example, please disclose the effect this has had on your profit margin per bag, In addition, please discuss whether this impacted the fact that, for the year ended December 31, 2005, expenses increased at a greater rate than gross revenues.

ANSWER:           This section of the registration statement has been revised to further explain the import of bags. Our profit margin per bag was not affected as the amount of bags imported was a very small percentage of the total amount of bags manufactured by the company and therefore did not materially affect our profit margins. The slight increase in the Cost of Sales of approximately 2% more then the increase in the Revenues was a result of a slight increase in the price of raw materials in the spot market.

12.

Please provide additional specificity regarding your statement that “more and more of [y]our products are being exported to the neighboring countries such as Angola and Central African Republic. Please disclose the portion of your sales that were exported to these countries during recent periods.

ANSWER:	The registration statement has been revised to delete this statement.

Results of Operations, page 14

13.

Refer to comment 41. We are unable to agree that the comment is no longer applicable.. As such, please explain how an increase in demand for polypropylene bags can absorb the overall net affect of the increased costs of raw materials. In this regard, we note that you were unable to increase your selling cost.

ANSWER:                 This section of the registration statement has been revised to delete this statement.

Year Ended December 31 2005 Compared To Year Ended December 31. 2004 Total Expenses, page 14

14.

In the first paragraph under the heading “Total Expenses,” you characterize the cost of revenues as total expenses. Please revise to more accurately describe the component of operations that you are discussing.

ANSWER:           This section of the registration statement has been revised to state that the first paragraph under the heading “Total Expenses” refers to Cost of Revenues.

15.

You disclose that the overall increase in demand for bags has absorbed the overall net effect of the increased costs. It seems that as demand for bags increases, your absolute cost associated with producing those bags would increase as well. In this regard it is unclear how the increase in demand could absorb the effect of the increased costs. In addition, it appears that the increase in cost of goods sold exceeds the increase in revenue for the period. Please expand upon this disclosure by discussing profit margins or providing an alternate explanation for your claim.

ANSWER:           This section of the registration statement has been revised to delete this statement. In addition the Company explains that the slight 2% increase in the cost of goods sold over the increase in revenues over the same period, was due to a slight increase in raw material costs.

16.

We note from your revised disclosure in Note 4 that the majority of general and administrative expense is comprised of depreciation. Please advise us why you did not list depreciation expense as a component of general and administrative expense, and revise your disclosure to include the effects of changes in depreciation year over year.

ANSWER:                 The registration statement has been revised to categorize depreciation expense as a component of general and administrative expense as a separate line item.

17.	Please be consistent in your use of terminology. Revise you disclosure to use the term “net income” in place of “net profit” and “profit”.

ANSWER:           This section of the registration statement has been revised to state “net income” in place of “net profit” and “profit”.

18.

Your disclosure indicates that net income (“profit”) has increased due to an increase in revenues and a decrease in general and administrative expenses. However, we note that income before taxes has actually decreased. Please revise your disclosure to address this.

ANSWER: This section of the registration statement has been revised to address the above issue.

Three Months Ended March 31. 2006 Compared to Three Months Ended March 31 2005 •

19.

We note your statement that revenues increased as a result of an increase in the selling price of your units. Please clarify whether this implies that the number of products sold during this period was the same as or less than the number of products sold during the comparable quarter in 2005.

ANSWER:           This section of the registration statement has been revised to state that revenue increase was partly due to increase in selling price and partly due to increase in number of products sold.

Plan of Operations, page 15

20.

We note your statement in the last paragraph on page 15 regarding demand for your product. Please tell us the basis for this projection and how a 20 percent projection is consistent with “the historical trends over the last few years.” Also, please ensure that your presentation of projection information is complete and not limited to selective projections of only favorable items. For additional guidance on projections, please refer to Item 10(b) of Regulation S-B.

ANSWER:          This section of the registration statement has been revised to delete the reference to 20% projection.

21.

Refer to comment 45. Please revise to quantify the funds needed to increase the capacity of your blow-molding production. In addition, please quantify the aggregate amount of funds to complete the items listed under the “Plan of Operations” section.

ANSWER:           This section of the registration statement has been revised to quantify, approximately, the funds needed to further Tissakin’s Plan of Operations. Tissakin needs to double its existing capacity of sack production. The cost per loom, is approximately Usd 20.000 and we estimate that we will need to add 6-8 looms. Tissakin will need to add to its capacity of blow-molding. The existing capacity of only one blow-molding extruder is insufficient as almost 60% of this capacity is already used up by one client alone, namely Total/Fina Oil Company. The remaining 40% capacity is insufficient to satisfy the demand for 5-liter jerry cans. The Company feels the need to add another blow-molding machine of 1-liter to 5-liter capacity and another machine that will produce jerry cans of 10-liter, 20-liter, and 30-liters. The cost of the 5-liter machine is approximately Usd 250.000 and the larger capacity machine will be approximately Usd 400.000. The 5-liter mold will cost approximately Usd 15.000 and the 10, 20, and 30-liter molds cost approximately Usd 25,000, Usd 33.000 and Usd 50.000, respectively.

Description of Property, P4ge 17

22.

We note your response to comment 51. Please revise to provide a more robust discussion of your property, plant and equipment in the Democratic Republic of Congo. For example, discuss the condition of the property. See Item 102 of Regulation S-B.

ANSWER:           This section of the registration statement has been revised to better explain the description of property that is owned by Tissakin. Tissakin is situated in the middle of the capital city of Kinshasa, in the Democratic Republic of Congo. The Company owns almost 50.000 square meters of built-up industrial and residential property. The industrial property consists of two polypropylene factories, polyethylene plants, and the new addition of a blow-molding factory. There are numerous warehouses attached to each of the factories, the largest of which is approximately 15000 square meters. Tissakin also owns 4 villas, four 3-bedroom apartments as well as the main office block which consists of 14 offices. The entire property of Tissakin takes up one whole city block.

Certain Relationships and Related Transactions, page 17

23.

Refer to comment 53. Please revise to disclose the value you assigned to Tissakin Ltd. prior to your capital raising efforts. Also, confirm that the parties to the Share Exchange agreement are the same shareholders. In this regard, we note your statement that the parties to the Share Exchange Agreement are “similar” shareholders. We may have further comments.

ANSWER:           The registration statement has been revised to disclose the value that was assigned to Tissakin Ltd, as well as to confirm that the parties to the Share Exchange Agreement are the same shareholders.

24.

We note your response to comment 54; however, Item 404(d) of Regulation S-B requires that you disclose your promoters. See Rule 12b-2 of the Exchange Act for the definition of “promoter.” Please revise.

ANSWER:            The registration statement has been revised to disclose that Syed Idris Husain, Syed Irfan Husain, and Syed Imran Husain are deemed to be promoters of the Company.

Report of Independent Registered Public Accounting Firm. page F-1

25.

Please have your independent accountants explain to us in sufficient detail how they plan on performing the audit of the international operations of your company. In addition, have them tell us whether a foreign audit firm will be assisting in the audit and, if so, whether such foreign firm is credentialed with the SEC or registered with the PCAOB, if required. Lastly, if a foreign audit firm will be assisting in the audit, tell us if Gately & Associates LLP will qualify as the principal accountant.

ANSWER:           The audit of Tissakin, the Company’s subsidiary based in the Democratic Republic of Congo was performed by the firm Gately and Associates LLC, by having the principal of the firm Mr. James Gately, go on location, to perform audit procedures. There was no need for a foreign audit firm to assist with this audit.

Notes to the Financial Statements

26.	Please remove reference to the Independent Auditor’s Report from the heading for the notes to both the year-end financial statements and the interim financial statements.

ANSWER:           This section of the registration statement has been revised to explain that reference to the “Independent Auditor’s Report” has been removed from the heading for the notes to both the year-end financial statements and the interim financial statements.

Note 1. Summary of Significant Accounting Policies Industry. page F-7

27.

We note that your disclosure has been revised to change the date of the acquisition of Tissikin Ltd. Please clarify to us why this revision was made and the actual date of acquisition. In addition, please revise to disclose the correct acquisition date throughout your next amendment.

ANSWER:           The section of the registration statement has been revised to reflect the correct acquisition date. The revision was made due to a clerical error.

Note 3. Inventories, page F-9

28.

Your response to prior comment 63 indicates that you have made revisions to your disclosure. However, we are unable to determine where you made the requested revision. Please revise your filing to include 1) your method for determining the carrying amount of your inventory (e.g. the lower of cost or market, or otherwise), 2) the amounts for major classes of inventories such as raw materials, work-in-process and finished goods, 3) the amount of any substantial write-downs resulting from the application of the lower of cost or market rule, if applicable, 4) significant market declines after the balance sheet date not recognized in pricing the inventories, 5) unusual or unusually significant purchase commitments, 5) liens against and pledges of inventories, 6) the nature of the cost elements included in inventory (e.g., material, labor, and overhead) and 7) if any general and administrative costs are included in inventory, the aggregate amount of the general and administrative costs incurred in each period, and the actual or estimated amount remaining in inventory at the date of each balance sheet. In addition, please note that standard costs should only be used for financial reporting purposes to the extent that they approximate actual costs. Please confirm to us whether your inventory accounted for under standard cost approximates the carrying value of the inventory if you had accounted for it using actual costs.

ANSWER:         This section of the footnotes has been amended to reflect the above.

Note 9. Payroll Taxes Payable and Deferred ax Assets and Liabilities, page F-11

29.

Your response to prior comment 65 indicates that you have made revisions to your disclosure. However, we are unable to determine where you made the requested revision. Please advise or revise to include the disclosure required by paragraphs 44 — 49 of SFAS 109, as applicable, for the periods covered by your financial statements.

ANSWER:          The Registration Statement has been revised to further disclose as required by paragraphs 44-49 of SFAS 109.

Part II

Item 27. Exhibits

30.

Refer to comment 68. We are unable to locate a specimen stock certificate. Please revise the exhibit index to include a specimen stock certificate and any other instruments defining the rights of security holders. See Item 601of Regulation S-B.

ANSWER:	A specimen share certificate is included with this amended registration statement.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/	Gregg E. Jaclin
GREGG E. JACLIN